

Mail Stop 6010

December 20, 2007

VIA U.S. MAIL

Ms. Maureen L. Lamb
Chief Financial Officer
Kyphon Inc.
1221 Crossman Avenue
Sunnyvale, California 94089

> **Re:** **Kyphon Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 000-49804**

Dear Ms. Lamb:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant